                                 SCHEDULE 13D
                                (Rule 13d-101)

   Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3  )*
                                             ----

                                 FIRST BANCORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  318672 10 2
--------------------------------------------------------------------------------
                                (CUSIP Number)

      CARMEN GABRIELLA SZENDREY RAMOS PO BOX 9146, SANTURCE, PR 00908-0146
                              PHONE: 787-729-8141
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               DECEMBER 25, 2002
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 318672 10 2                  13D      PAGE   2      OF    2    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Angel Alvarez-Perez
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          Not applicable
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          No shares are currently being acquired
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          Not Applicable
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    3,634,459(1)(2)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   3,634,459(1)
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Mr. Alvarez-Perez is the direct owner of 3,634,459(1) shares and is the indirect beneficial owner of 10,650 shares owned by his spouse, Isabel Freiria.
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]
          Not Applicable
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.7099%(3)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

------------------------
(1) This amount includes 906,000 options which could be exercised within sixty
    (60) days.

(2) All amounts reported in this Schedule reflect an adjustment to the number of previously reported shares, resulting from a 50% stock split distributed on September 30, 2002.

(3) This percentage is based on the amount of shares which are issued, outstanding and in circulation plus all options that may be exercised by the Corporation's Executive Officers within 60 days.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               SCHEDULE 13D ITEMS

Statement Under Section 13 (d) of the Securities Exchange Act of 1934

CUSIP NO. 318672 102                                Angel Alvarez-Perez

Name and Address of Issuer                          First BanCorp
                                                    1519 Ponce de Leon Avenue
                                                    Santurce, Puerto Rico 00908


Title and Class of Securities                       First BanCorp
                                                    $1.00 par value Common Stock

Name, address and telephone                         Carmen Gabriella Szendrey
number of person authorized                         PO Box 9146
to receive notices and                              San Juan, PR 00908-0146
communications                                      787-729-8141

Date of event that requires                         December 25, 2002
filing of this statement

ITEM I: Security and Issuer

Common Stock Par Value $1.00 per share.  First BanCorp NYSE/FBP
1519 Ponce de Leon Avenue, Santurce, Puerto Rico

First BanCorp is a bank holding company organized under the laws of the Commonwealth of Puerto Rico since October 1, 1998. First BanCorp's common stock was formerly listed as FirstBank, PR. The total number of shares of First BanCorp's common stock issued, outstanding and in circulation as of December 31, 2002 was 39,954,535.

ITEM 2:  Identity and Background

         (a)      Angel Alvarez-Perez

         (b)      1519 Ponce de Leon Avenue Santurce, PR 00908

         (c)      President, CEO and Chairman of the Board of First BanCorp

         (d)      No

         (e)      No

         (f)      Citizen of the United States

ITEM 3:  Source and Amount of Funds

Although the object of this statement is not the acquisition of additional shares, previous acquisitions have been made with personal funds.

ITEM 4:  Purpose of Transaction

The purpose of this amendment is to include in the base used for calculating the amount of shares beneficially owned by Mr. Alvarez, the amount of options that all executive officers of the corporation could exercise within 60 days. As of December 31, 2002 there has been no change in the number of shares beneficially owned by Mr. Alvarez.

The transaction reported herein is the gratuitous donation of 100,000 shares of common stock to each of his two adult children, Mr. Angel Alvarez-Freiria and Mrs. Isabel Alvarez-Freiria, for a total disposition of 200,000 shares of common stock.

         (a) Mr. Alvarez may, at a future date, acquire additional shares of First BanCorp's common stock through the exercise of previously granted stock options or he may purchase additional shares in the open market or private purchases with personal funds. Presently, Mr. Alvarez holds unexercised options to acquire: 156,000(1) shares granted on November 25, 1997; 150,000 shares granted on November 17, 1998; 150,000 shares granted on November 23, 1999; 225,000 shares granted on December 13, 2000; and 225,000 shares granted on February 26, 2002

         (b)      None

         (c)      None

         (d)      None

         (e)      None

         (f)      None

         (g)      None

ITEM 5:  Interest in Securities if Issuer

         (a) Mr. Angel Alvarez-Perez is the beneficial owner of 3,634,459(2) shares of First BanCorp's common stock and Indirect Beneficial Owner of 10,650 shares owned by his spouse, Mrs. Isabel Freiria. The 3,634,459 shares beneficially owned by Mr. Alvarez-Perez include 906,000 shares that could be acquired pursuant to the exercise of the stock options granted, as described in Item 4 (a), supra.

         (b) Mr. Alvarez has at this date the sole power to vote the 2,728,459 shares of which he is the direct beneficial owner and the 10,650 shares that are indirectly owned by him. He could, through the exercise of his options, vote an additional 906,000 shares for a total of 3,634,459.

         (c)      None

         (d)      None

         (e)      Not applicable


-----------------

(1) All amounts reported in this Schedule reflect an adjustment to the previously reported number of shares, resulting from a 50% stock split distributed on September 30, 2002.


(2) This amount includes 906,000 options that could be exercised within sixty (60) days.

ITEM 6: Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         Mr. Alvarez Perez may acquire additional shares of Issuer, through the exercise of the options described in Item 4 (a) supra.

ITEM 7.  Material to be filed as Exhibits

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              03-27-03



Signature:        /s/ Angel Alvarez-Perez

Name              Angel Alvarez-Perez,
Title:            Chairman of the Board, President and CEO